7 Days Group Holdings Limited

Special Committee Appoints Financial Advisor and Legal Counsel

GUANGZHOU, China -- October 31, 2012 -- 7 Days Group Holdings Limited (NYSE: SVN; "7 Days Group" or the "Company"), a leading economy hotel chain based in China, announced today that the special committee of the Company's board of directors (the "Special Committee"), consisting of Mr. Tan Wee Seng and Mr. Bin Dai, has retained J.P. Morgan Securities (Asia Pacific) Limited ("J.P. Morgan") as its financial advisor and Baker & McKenzie as its United States legal counsel.

J.P. Morgan and Baker & McKenzie will assist the Special Committee in reviewing and evaluating the preliminary non-binding proposal received from the Company's co-founders and co-chairmen of its board of directors, Mr. Boquan He and Mr. Nanyan Zheng, and their respective affiliates, Sequoia Capital China and affiliates of the Carlyle Group (collectively, the "Consortium Members") on September 26, 2012, to acquire all of the outstanding shares of the Company not currently owned by the Consortium Members in a going private transaction (the "Proposed Transaction"). J.P. Morgan and Baker & McKenzie will also assist the Special Committee in reviewing and evaluating any additional proposals that may be made by the Consortium Members or other parties, if any.

O'Melveny & Myers LLP is acting as the Company's legal counsel and Maples & Calder is acting as the Company’s outside counsel for matters relating to Cayman Islands law.

The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposed Transaction or any other alternative transaction (if any) and does not currently intend to announce developments unless and until an agreement has been reached. However, there can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposed Transaction or any other transaction will be approved or consummated.

ABOUT 7 DAYS GROUP

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning "7 Days Inn" brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests' needs.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and annual reports on Form 20-F, in each case as amended. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For further information, please contact:

Investor Contact:
Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

Investor Relations (US):

Marc Raybin, Director

Taylor Rafferty

+1 (212) 889-4350

7DaysInn@taylor-rafferty.com

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